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SEC FILE NUMBER
000-49908
CUSIP NUMBER
23283M101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

CytoDyn Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1511 Third Street

Address of Principal Executive Office (Street and Number)

Santa Fe, New Mexico 87505

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As stated in the Form 8-K dated March 11, 2011 by CytoDyn Inc. (the “Company”), on management’s recommendation, the board of directors of the Company (the “Board”) concluded, and Pender Newkirk & Company LLP (“Pender Newkirk”), the Company’s independent auditors agreed, that the Company’s financial statements for the periods ending May 31, 2010, August 31, 2010, and November 30, 2010 should no longer be relied upon and should be restated (the “Proposed Restatement”) as a result of a violation of certain state and possibly federal securities laws in connection with the Company’s prior offerings of securities from April 15, 2008 to February 18, 2011. As a result, the Proposed Restatement relates to the investors in the prior offerings and potentially others having rescission claims against the Company and is necessary because the Company’s liability for these potential claims was not properly reflected in the Company’s financial statements for the above-mentioned periods.

The Company has been focusing its efforts on the amendments to its annual and quarterly reports on Form 10-K and Form 10-Q for the periods ending May 31, 2010, August 31, 2010, and November 30, 2010, respectively, and as a result the Company could not complete the Form 10-Q for the quarter ended February 28, 2011 by the required filing date of April 14, 2011.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward looking statements related to (i) the Company’s intention to restate its financial statements for the periods ending May 31, 2010, August 31, 2010, and November 30, 2010, and (ii) the nature and amounts of the anticipated financial statement adjustments for such periods. The Company wishes to advise readers that a number of important factors could cause actual results to differ materially from those anticipated in such forward-looking statements including the fact that the anticipated adjustments to the financial statements for such periods, as well as the amendment of the annual and quarterly reports on Form 10-K and Form 10-Q, respectively, for such periods, are subject to on-going preparation and review by the Company and Pender Newkirk, and accordingly are subject to change.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth J. Van Ness	(505)	988-5520
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company, based on the federal and state rescission claims referenced above, currently estimates a range of rescission liability between $4.6 million and $6.3 million. At this time, the Company is unable to estimate an amount within the range that is a better indicator of the rescission liability. As a result, the Company will record a rescission liability of $4.6 million, representing the minimum amount of the range. The Company intends to restate its previously issued financial statements for the above-mentioned periods to increase the Company’s current liabilities based on the minimum amount of the above rescission liability of approximately $4.6 million, and to correspondingly decrease stockholders’ equity for the same amount, which will also be reflected in the financial statements contained in the Company’s Form 10-Q for the quarter ended February 28, 2011.

In addition, in connection with the Company’s prior offerings that may be subject to rescission claims, certain forms of compensation were paid to employees and non-employees that were expensed in previous filings of the Company’s financial statements. Depending on whether investors actually seek rescission, this compensation may ultimately be netted against issuance proceeds, resulting in significant changes in previously recognized expenses. Additionally, the Company may be required to accrue interest expense resulting in an additional expense. Because the Company cannot reasonably predict the outcome related to these potential rescission claims, the Company is unable to reasonably estimate the changes in the previously recognized expenses or the additional expense.

CytoDyn Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 14, 2011	By:	/s/ KENNETH J. VAN NESS
		Name:	Kenneth J. Van Ness
		Title:	President and Chief Executive Officer